Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Annual General Meeting Chairman and CEO Addresses

Melbourne (Australia) – May 21, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") provides the Chairman and Managing Director and Group Chief Executive Officer's (CEO) Addresses to the Annual General Meeting of Shareholders being held today at 10.00am (Melbourne time), at The Events Centre Level 5, Tower 2/727 Collins Street , Melbourne, Victoria 3008 and by online presentation at: https://meetings.openbriefing.com/agm/TLXAGM2026.

Authorized for lodgement by:

Shomalin Naidoo
Company Secretary

About Telix Pharmaceuticals Limited

Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States (U.S.), United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Telix's Precision Medicine franchise includes Illuccix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) approved in multiple markets globally, and Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) approved by the U.S. Food and Drug Administration (FDA). Telix's miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product mentioned in this announcement has received a marketing authorization in any jurisdiction.

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global)

Ms. Kyahn Williamson
SVP Investor Relations and Corporate Communications
kyahn.williamson@telixpharma.com

Telix Investor Relations (Australia)

Ms. Charlene Jaw
Associate Director Investor Relations
charlene.jaw@telixpharma.com

Telix Investor Relations (U.S.)

Ms. Annie Kasparian
Director Investor Relations and Corporate Communications
annie.kasparian@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors.

Chairman's Address

Mark Nelson

Welcome and introduction

Good morning Shareholders and colleagues. Thank you for joining us today.

I am Mark Nelson, your Interim Chair, and it is my pleasure to welcome you to Telix's 2025 Annual General Meeting.

I would like to begin by acknowledging the Traditional Custodians of the land on which we meet today, the Wadawurrung people of the Kulin Nation, and pay my respects to Elders past and present.

Today, I will briefly reflect on our performance in 2025, outline our capital management approach, and touch on governance and Board renewal, before handing over to Chris to discuss our strategic priorities for 2026.

At our core, Telix exists to develop products that improve the quality of life for people living with cancer. Today, we are a global radiopharmaceutical company with a specialist commercial organisation and an integrated manufacturing and supply chain.

This capability has been significantly strengthened by our acquisition of RLS Radiopharmacies[1], enhancing our ability to reliably deliver time-critical products at scale. In 2025, we delivered more than 2.9 million commercial and clinical doses to patients globally[2].

Our development pipeline continues to build depth across urologic oncology, neurologic oncology and other cancers, positioning us to capture the full potential of targeted radionuclide therapy and underpin the long-term growth of our company.

Performance and momentum

Turning to our performance, our core commercial business continued to grow strongly.

We delivered on our upgraded full-year guidance, achieving group revenue of US$804 million, representing growth of 56% year-on-year[2]. This was driven by continued momentum in Illuccix® and the successful launch of Gozellix®.

This growth has continued into 2026, with first quarter revenue of US$230 million, an increase of 24% on the prior corresponding period[3].

Importantly, we are reinvesting those earnings generated by our commercial success back into the business, with a clear objective of bringing new cancer treatments to market.

As a result, we now have three active pivotal therapeutic clinical programs in prostate, kidney and brain cancer, positioning Telix as a therapeutics company and setting the stage for key clinical milestones ahead.

Innovation and strategic positioning

Innovation remains central to the Telix culture. It underpins our commercial success, our relationships with key opinion leaders, and our mission to harness targeted radiation to improve patient outcomes.

[1] Telix ASX disclosure January 28, 2025.
[2] Telix ASX disclosure February 20, 2026.
[3] Telix ASX disclosure April 6, 2026.

In 2025, we strengthened our pipeline through targeted acquisitions, including a next-generation protein engineering platform and assets from ImaginAb[4], as well as Fibroblast Activation Protein-targeting assets[5].

These investments support our ambition to lead the next wave of radiopharmaceutical innovation and unlock the full potential of this therapeutic class. The breadth and depth of the pipeline we are building also continue to enhance our strategic value.

In April, we entered into a landmark collaboration with Regeneron[6], a leading U.S. biotechnology company known for its antibody discovery platform. This partnership highlights the strength of our integrated model — combining R&D, manufacturing scale-up and commercial execution — and it reinforces our position as a differentiated end-to-end radiopharmaceutical company. Few companies in this rapidly growing sector can match the breadth that Telix brings.

Capital management and growth strategy

Before handing over to Chris, I would like to briefly address our approach to capital management.

We remain committed to driving sustainable growth and long-term shareholder value through disciplined capital allocation and strong commercial execution. This includes a clear focus on prioritising investments in validated, high-impact opportunities.

We recently refinanced our existing convertible bonds on improved terms, lowering our cost of capital and extending our financial flexibility[7]. This proactive transaction was completed well ahead of maturity and provides the flexibility to continue investing in growth.

Looking ahead, our priority is to continue expanding our revenue base, which provides the foundation to progressively shift toward sustainable profitability. We believe this balanced approach — combining growth, reinvestment and financial discipline — will deliver meaningful outcomes for patients while creating enduring value for Shareholders.

Governance and sustainability

As a Board, we place strong emphasis on governance, risk management and sustainable growth.

This year, we are pleased to present Telix's first Sustainability Report, aligned with AASB S2 principles and Australian regulatory requirements. This follows our inaugural Double Materiality Assessment, which identified the ESG issues most relevant to our business and stakeholders.

We have also transitioned to an integrated Annual Report, reflecting our dual ASX and Nasdaq listing and reinforcing transparency for our global shareholder base.

Board renewal

The Board continues to evolve to support Telix's next phase of growth.

I am delighted to welcome David Gill, Dr. Maria Rivas and Wiliam (Bill) Jellison as new Directors. These appointments strengthen our capabilities across healthcare, life sciences, technology, regulation and U.S. capital markets.

Telix is now a truly global organisation, with a significant presence in the United States, and it is appropriate that the Board reflects deep U.S. market experience while remaining committed to our Australian heritage and shareholder base.

[4] Telix ASX disclosure March 12, 2025.
[5] Telix ASX disclosure January 31, 2025.
[6] Telix ASX disclosure April 13, 2026.
[7] Telix Press Release April 14, 2026.

Thank you

In closing, I would like to thank my fellow Directors, our executive team, and all Telix employees for their dedication and commitment.

I also acknowledge the patients who place their trust in our products, and our Shareholders for your continued support and confidence.

Telix has reached an important point in its journey. We have built a strong and growing commercial foundation, we are investing with discipline, and we are advancing a pipeline that has the potential to meaningfully change patient outcomes.

What is particularly exciting is that we are still at an early stage of what we believe this Company can become. The opportunity ahead of us — to expand the use of targeted radiopharmaceuticals and bring new therapies to patients globally — is significant.

We approach this next phase with confidence, clear priorities, and a deep sense of responsibility to the patients we serve and the Shareholders who support us.

It has been a privilege to serve as your Interim Chair, and I look forward to continuing to support Telix as we build on this momentum.

CEO's Address
Christian Behrenbruch

Introduction

Good morning, Shareholders and colleagues.

I welcome the opportunity to address you again at this year's AGM. Over the past year Telix has continued to reinforce its status as a global leader in radiopharmaceuticals. We have scaled and made investments to establish long-term growth. We have a resilient and differentiated business with plenty of value creation opportunities ahead of us.

I'd like to spend some time today addressing our recent achievements.

Strategic priorities

At our full year results presentation, we set out our strategic priorities for 2026. Telix has multiple avenues for growth, but we remain disciplined in where we invest and how we execute.

For the year ahead, we're focused on:

1. Continuing our commercial growth,
2. Preparing to launch new products, and
3. Advancing our pipeline, with a focus on high-value clinical programs.

First, commercial growth. Our core commercial business is performing extremely well – we continue to consistently take market share in the U.S. and we have strong momentum. In Q1 2026, our Precision Medicine revenue was up 11% quarter-on-quarter to US$186 million with 5% volume growth[8].

We affirm our full-year 2026 Group revenue guidance of US$950 million to US$970 million based on strong uptake of Gozellix® and continued growth from Illuccix®. This guidance also includes revenue from RLS Radiopharmacies. We also affirm our previously stated research and development (R&D) expenditure guidance of US$200 million to US$240 million, subject to achieving ongoing global commercial milestones.

[8] Telix ASX disclosure April 6, 2026.

The United States remains our primary revenue driver, but I also want to recognise our growing commercial presence across Europe, Asia/Pacific and Latin America. International expansion adds incremental near-term revenue, but more importantly, lays the foundation for future product launches, particularly therapeutics.

Illuccix® is now formally available in 22 countries worldwide, with commercial launch across Europe now fully underway and progressing well, following reimbursement in a number of countries.

In January, we announced acceptance of the New Drug Application (NDA) for Illuccix® in China[9], while in Japan we continue to progress a Phase 3 bridging study[10]. We are also preparing to advance our NDA submission under Japan's conditional approval framework, with the objective of enabling earlier commercial access. This is in response to the PMDA's[11] growing emphasis on accelerating patient access to clinically validated therapies, particularly for modalities such as PSMA-PET imaging[12] that are already embedded in global treatment guidelines but not yet broadly accessible in Japan.

Second, preparing for new product launches. Our Pixclara®[13] (TLX101-Px) NDA resubmission has been accepted by the U.S. FDA, with a PDUFA[14] goal date of September 11 2026[15]. In Europe, the Marketing Authorization Application for Pixlumi®[13] (TLX101-Px) has also been accepted for review[16].

We are also making good progress on the resubmission of the Zircaix®[13] (TLX250-Px) Biologics License Application (BLA) in the U.S. and look forward to updating Shareholders when the regulatory package has been filed. Soon.

We continue to advance our therapeutic pipeline, and with multiple late-stage studies gaining momentum I'm really pleased with the progress that we are making.

The ProstACT Global Phase 3 study[17] of TLX591-Tx (lutetium (Lu177) rosopatamab tetraxetan) has achieved its Part 1 objectives[18], demonstrating an acceptable safety and tolerability profile and validating the use of TLX591-Tx with standards of care. We have submitted the data to the FDA to pave the way for clearance of Part 2 in the U.S. and look forward to updating on this progress in due course. Importantly, Part 2 is recruiting well in multiple jurisdictions, where regulatory approval to conduct the study has already been secured. Accelerating enrolment remains a key priority as we work toward the next major inflection point for the study.

I'm also pleased that the Part 1 data from ProstACT Global has been accepted as a late-breaking presentation at ASCO[19], which is widely regarded as the premier global oncology congress. We believe this highlights the significance of our data and reinforces TLX591-Tx's potential as an emerging first-in-class antibody-based radiopharmaceutical treatment for prostate cancer.

We are continuing to build momentum across our therapeutic pipeline, with two additional pivotal trials now actively recruiting. In brain cancer, the IPAX BrIGHT Phase 3 study[20] of TLX101-Tx (^{131}I-iodofalan) has dosed first patients in Australia and Europe[21]. We announced earlier this week that IPAX-2, a Phase 1 trial in newly diagnosed glioblastoma patients, has completed enrollment[22]. The

[9] Telix ASX disclosure January 20, 2026.
[10] Japan Registry of Clinical Trials identifier: JRCT2031250473.
[11] Pharmaceuticals and Medical Devices Agency.
[12] Imaging of Prostate-Specific Membrane Antigen with Positron Emission Tomography.
[13] Launch and brand name subject to final regulatory approval.
[14] Prescription Drug User Fee Act.
[15] Telix ASX Disclosure April 10, 2026.
[16] Telix Press Release May 1, 2026.
[17] ClinicalTrials.gov ID: NCT06520345.
[18] Telix ASX Disclosure March 10, 2026.
[19] American Society of Clinical Oncology, Telix Press Release April 22, 2026.
[20] ClinicalTrials.gov ID: NCT07100730.
[21] Telix Press Release April 15, 2026.
[22] Telix Press Release 19 May, 2026.

LUTEON Phase 3 trial[23] of TLX250-Tx (^{177}Lu-DOTA-girentuximab) in kidney cancer is also open for recruitment and screening patients, initially in Australia. We have secured IND clearance from the FDA to commence LUTEON ATLAS, a Phase 2a lead-in study that will play an important role in supporting our global regulatory pathway for this asset.

We also have the SOLACE trial[24] for TLX090-Tx (^{153}Sm-DOTMP) recruiting at multiple sites in the U.S. and the Phase 3 BiPASS™ study[25] – which I'll talk more about later – expected to complete enrollment in the coming months.

Regeneron collaboration

Additionally, as Mark mentioned, our collaboration agreement with Regeneron was a very important milestone. The partnership combines Regeneron's expertise in antibody discovery and development with our expertise in radiopharmaceuticals to innovate next-generation alpha candidates. We are excited to be working with a partner of such high caliber. We believe this deal reinforces Telix's market leadership and integrated platform across development, manufacturing, and commercialization.

The Telix advantage

Across the radiopharmaceutical landscape, many companies focus on just one part of the value chain.

The Telix difference lies in our integrated model. This is central to our strategy and allows us to build real depth in the disease areas where we choose to lead. It's also been a key ingredient in our commercial success to date with Illuccix® and Gozellix®.

Today, I'd like to use our prostate cancer portfolio as an example of how we are using our commitment to innovation to strengthen our competitive position and create future growth opportunities.

In prostate cancer, we have established a leading position in PSMA imaging, built on excellence in customer service, clinical and scientific expertise, and supply chain reliability. We are continuing to advance this leadership through further innovation in precision medicine and the development of a deep therapeutic pipeline — together this creates a strong platform for sustained commercial growth.

I also highlight the growing importance of our RLS Radiopharmacies business and ARTMS isotope production technology, which are becoming increasingly central to our commercial success alongside select and highly valued commercial partners. These capabilities enhance our last-mile delivery network and improve production efficiency, enabling us to reach more patients. Importantly, they further differentiate us and, over time, are expected to support meaningful margin improvement.

Against that backdrop, let me turn to how this strategy is playing out in practice, starting with precision medicine and our Telix PSMA imaging offering.

Clinical differentiation of Illuccix® and Gozellix®

Our core commercial business is strong and you can see that reflected in our financial results.

Gallium-68 (^{68}Ga) PSMA-11 is backed by the most extensive real-world evidence and published data of any PSMA imaging agent, demonstrating its diagnostic accuracy, sensitivity, specificity and clinical impact – backed by a highly defensible intellectual property portfolio.

Our model enables same-day imaging and scheduling flexibility, which is critical in busy clinical settings. These advantages are reinforced by our integrated supply chain, radiopharmacy network, and best in class customer service that has underpinned our commercial success to date.

[23] ClinicalTrials.gov ID: NCT07197580.
[24] ClinicalTrials.gov ID: NCT07197645.
[25] ClinicalTrials.gov ID NCT07052214.

The clinical evidence and experience continues to deliver – this is why you will often hear me say that the challenge of PSMA imaging is solved.

For example, with newer PET camera technology, we are now seeing disease detection in smaller lesions[26] and at even lower PSA[27] levels.

We're also generating further evidence to support the clinical differentiation of Illuccix® and Gozellix® – referred to collectively as ^{68}Ga-PSMA-11 – in the context of this medical case study.

The representative case study on this slide shows a patient who was first scanned with a competing F18 agent (piflufolastat F 18). On this top scan you can see a lesion on the anterior rib. This patient remained on active surveillance for six months without treatment[28] and was then imaged with ^{68}Ga-PSMA-11 PET. You can see in this second scan there is no longer a lesion on the anterior rib. This patient had not received treatment and PSA was also unchanged over that intervening period. A cancerous lesion does not simply go away.

This is a classic example of an indeterminate bone lesion, or false positive, commonly experienced with F18 based imaging agents. This is a key difference between our product and the competition, and it is supported by extensive peer reviewed data. Clinicians are, as you can imagine, starting to take notice.

Innovating to meet clinician and patient needs

Telix is uniquely positioned to scale innovation across the full patient journey. By building on our proven PSMA-11 targeting platform we are creating a repeatable engine for product innovation. This enables us to respond to evolving clinical practice, address areas of unmet medical need, and improve access in underserved patient populations. As Kevin Richardson (CEO Precision Medicine, Telix) likes to call it, it is our strategy to "paint the corners" of the PSMA canvas in order to lead across the patient journey.

One important near-term opportunity is BiPASS™, which aims to bring Illuccix® and Gozellix® to be used right up front at diagnosis of prostate cancer, alongside MRI[29]. If successful, this could add around 800,000 incremental scans annually in the U.S. market alone[30]. Success in this indication will be driven by clinical evidence, which we are generating with the BiPASS™ study.

Today, more than one million prostate biopsies are performed each year in the United States, the majority of which result in negative or equivocal findings. BiPASS™ is designed to evaluate whether PSMA-PET, when used in combination with MRI, can improve diagnostic accuracy at first presentation, reduce unnecessary biopsies, and, where biopsy is required, enable more targeted intervention — ultimately improving patient outcomes.

Building on the clinical foundation established in Australia through the proPSMA[31] and PRIMARY studies[32], BiPASS™ is the first registration-enabling trial in this setting. We always stand on the "shoulders of giants" and it should be noted that the confidence we have in this trial builds on home-grown clinical excellence, of which we should all be proud. This positions us with a potential first-mover advantage — both to expand the addressable market and to shift demand earlier in the patient journey. Equally important is the clinical differentiation already discussed - in early-stage disease, physician confidence in imaging quality and product availability is critical. Our products have the potential to meaningfully raise that standard.

[26] Ataya M, et al. *J Urol.* 2025.
[27] Prostate-specific antigen.
[28] Patient case study from Investigator Initiated Trial: Intra-Individual Comparison of ^{68}Ga- and ^{18}F-Labeled PSMA-PET for Skeletal Lesion Characterization in Prostate Cancer: A Pilot Feasibility, Study Interim Analysis led by Dr. Ghesani.
[29] Magnetic Resonance Imaging.
[30] Company estimates.
[31] ACTRN12617000005358.
[32] Emmett et al., *Eur Urol.* 2021 (PRIMARY); ClinicalTrials.gov ID: NCT05154162 (PRIMARY2).

We have demonstrated through our two-product strategy with Illuccix® and Gozellix® that we can deliver new product innovation with relative speed and capital efficiency. At the core of our precision medicine strategy is a disciplined lifecycle management approach to expanding indications, entering new markets, and reinforcing our leadership position, while leveraging the scale we have built in our commercial organisation.

This slide highlights our continued focus on innovation. This includes AlFluor™, our radiochemistry platform that enables PSMA-11 to be labelled with ^{18}F-aluminium fluoride through pharmacy networks and at 'point of care', offering significant differentiation[33]. This is supported by a robust clinical data package, we are now advancing the manufacturing and clinical strategy to support a Phase 3 registration trial.

TLX599-Px is our technetium-labelled PSMA agent designed for use on SPECT[34] cameras. We have been building a strong clinical evidence base, including through the NOBLE registry[35] in partnership with the Oncidium Foundation. We see a significant global opportunity given the scale of the installed SPECT footprint. For every PET scanner globally, there are at least four SPECT systems, providing a highly attractive pathway to broaden access. Importantly, TLX599-Px is also intended for use with our SENSEI® radio-guided surgery platform, extending our reach directly into the operating theatre alongside the urologist, our core customer.

Beyond this, we continue to advance a pipeline of novel targets and isotope innovations aimed at addressing areas of unmet medical need, including cancers with low or negative PSMA expression. These programs reflect our commitment to expanding the boundaries of precision oncology, and we look forward to sharing further progress in the coming months.

Portfolio strategy: A multi-product platform

Building on our success in prostate imaging, we are developing a multi-product portfolio in prostate cancer therapy.

This broadens our addressable market, will utilise our commercial footprint and creates multiple opportunities for further revenue generation.

We are especially focused on four areas.

1. TLX591-Tx, our lead therapeutic asset, is currently being evaluated in the Phase 3 ProstACT Global trial. This candidate has now been studied in hundreds of patients, generating a substantial body of promising safety and efficacy data. We were particularly pleased with the recent Part 1 results. Importantly, our extensive clinical experience with TLX591-Tx has given us a deep understanding of its pharmacology, biodistribution and radiation profile. This supports its use in patients with more advanced, high-volume disease.
2. In early-stage or hormone-sensitive disease, where both efficacy and quality of life matter deeply, we believe TLX597-Tx (^{177}Lu-panPSMA) has the potential to be a differentiated next generation treatment,[36] based on early dosimetry data. The Optimal-PSMA[37] and Optimal-E investigator-led studies, are aiming to show that when we use an intensive and adaptive dosing strategy we can front-load the treatment and deliver damage to the tumour when cancer cells are most vulnerable. We can also tailor dosing depending on how the patient responds. Therefore, we see TLX591-Tx and TLX597-Tx as highly complementary — offering the potential to address different patient segments and treatment settings across the disease continuum.

[33] Telix Press Release June 20, 2025.
[34] Single-Photon Emission Computed Tomography.
[35] Tually et al. *EJNMMI Reports.* 2024.
[36] Radioligand Therapy.
[37] Australian New Zealand Clinical Trials Registry ID: ACTRN12625000971437.

3. We also continue to advance TLX592-Tx (^{225}Ac-PSMA-RADmAb), our PSMA-targeted alpha therapy candidate, into a Phase 1 first-in-human study which has ethics approval and will soon commence dosing patients.
4. Finally, we also see an important role for radiopharmaceuticals in the end of life setting where preserving quality of life is paramount. We believe TLX090-Tx which offers a single dose regimen can help to both minimize pain for a number of months and improve quality of life during a patient's transition into palliative care.

Telix business model and pipeline

This theranostic precision oncology strategy is fundamental to what we do. Today, I've outlined how this approach applies in prostate cancer, but we are also extending the same model more broadly across urology, including kidney cancer, as well as into musculoskeletal cancers and neuro-oncology. In the latter, as you saw in the earlier video, we have a highly compelling therapeutic candidate targeting a severe disease where there has been little meaningful progress in treatment for decades.

We believe the precision medicine component — while generating early revenue — also plays a critical role in de-risking our clinical development programs and guiding treatment decision-making. In contrast, therapeutics significantly expand our addressable market and represent a key driver of future revenue.

Looking ahead

As we look ahead, 2026 is shaping up to be an incredibly important year for Telix.

We are advancing a late-stage pipeline, with important readouts ahead and continued expansion of our global clinical footprint.

We are moving closer to key regulatory milestones for our Precision Medicine portfolio.

Importantly, we are also continuing to invest in manufacturing, including cyclotron installations and global infrastructure that support reliable delivery at scale. As an example – just this week we are installing the ARTMS QUANTM® Irradiation System (QIS®) isotope production technology at our new TMS facility in Yokohama, Japan.

Overall, we have demonstrated strong commercial execution and are well positioned to bring additional products to market in the near term — products that address significant unmet patient needs.

Thank you

In conclusion, to our Board of Directors and executive team, to our employees around the world, and our Shareholders, thank you for your support of the Company through what has been a challenging period. However, as I have outlined today, there are many bright spots on the horizon and a huge number of catalysts this year that I am confident we can deliver to patients and Shareholders.

I would also like to thank Mark for his service as Interim Chair this year and I am particularly grateful for his personal support and guidance – I think many people in this room know how exceptional he is. Above all, I want to acknowledge the patients and clinicians who motivate us every day. Everything we are doing is grounded in a singular purpose: to improve patient outcomes and quality of life.

Legal Notices

Cautionary Statement Regarding Forward-Looking Statements.

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, including TLX101-Px and TLX250-Px, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

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